Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-284958

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 14, 2025

New Issue	February 4, 2026

AURORA CANNABIS INC.

Up to U.S.$100,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Base Prospectus, qualifies the distribution of common shares (the “Offered Shares”) of Aurora Cannabis Inc. (“we”, “our”, “Aurora” or the “Company”) having an aggregate offering amount of up to U.S.$100,000,000.

The Company entered into a sales agreement dated February 4, 2026 (the “Sales Agreement”) with TD Securities (USA) LLC (the “Agent”), which provides for the issuance and sale from time to time through the Agent, as our agent and/or principal, of up to U.S.$100,000,000 of Offered Shares (the “Offering”), as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The Offering is being made only in the United States under the terms of a registration statement on Form F-10 (File No. 333-284958) (the “Registration Statement”), of which this Prospectus Supplement forms a part, filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which became effective on February 14, 2025 upon filing with the SEC. No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.

The Company’s outstanding common shares (“Common Shares”) are listed on the TSX and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ACB” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “21P”. On February 3, 2026, the last trading day prior to the date of the public announcement of the Offering, the closing prices of the Common Shares on the TSX, Nasdaq and FSE were C$5.55, U.S.$4.06 and €3.38 per Common Share, respectively. The Company has applied to list the Offered Shares on the TSX and provided the required notification to Nasdaq. Any listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX.

Upon delivery by us of a placement notice, if any, the Agent may sell the Offered Shares under this Prospectus Supplement and the accompanying Base Prospectus in the United States only and such sales will only be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102— Shelf Distributions (“NI 44-102”), including, without limitation, sales made directly on Nasdaq or on any other trading market for the Common Shares in the United States, or as otherwise agreed between the Agent and us. No Offered Shares will be offered or sold in Canada. The Agent will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on terms that are mutually agreed between the Agent and us. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices at which the Offered Shares are sold may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement, and there is no minimum amount of funds that must be raised under the Offering. The Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

S-i

We will pay the Agent, for its services in acting as agent, two percent (2%) of the gross proceeds from the sale of the Offered Shares pursuant to the Sales Agreement (the “Commission”). The Commission will be paid in the same currency as the sale of the Offered Shares. See “Plan of Distribution” and “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used. The proceeds we receive from sales will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the Commission paid to the Agent. In connection with the sale of the Offered Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. In addition, we have agreed to pay certain reasonable expenses of the Agent in connection with the Offering pursuant to the terms of the Sales Agreement.

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Offered Shares. No agent of the at-the-market distribution of Offered Shares, and no person or company acting jointly or in concert with an agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or Common Shares under this Prospectus Supplement, including selling an aggregate number or principal amount of Offered Shares that would result in the agent creating an over-allocation position in the Offered Shares.

The Offered Shares will be offered only in the United States through the Agent, either directly or indirectly through its U.S. broker-dealer affiliates or agents. The Agent will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Base Prospectus.

An investment in the Offered Shares involves significant risks. You should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page s-16, the “Risk Factors” section in the Base Prospectus beginning on page 26 and in the documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and the accompanying Base Prospectus fully and consult with your own tax advisers. See “Certain Canadian Federal Income Tax Considerations”, “Material U.S. Federal Income Tax Considerations” and “Risk Factors”.

S-ii

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that the majority of our officers and directors are not residents of the United States, that some or all of the experts named in the Registration Statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Miguel Martin, the Chief Executive Officer and a director of the Company, and Simona King, the Chief Financial Officer of the Company, reside outside of Canada. Each of Miguel Martin and Simona King has appointed the Company, at its head office located at 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

The corporate head office of the Company is located at 2207 90B St. SW, Edmonton, Alberta, Canada T6X 1V8. The registered office of the Company is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

S-iii

PROSPECTUS SUPPLEMENT

S-iv

BASE SHELF PROSPECTUS

S-v

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See “Documents Incorporated by Reference”.

The Company filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with NI 44-102. The Alberta Securities Commission issued a receipt dated February 14, 2025 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of the Registration Statement that we filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement became effective upon filing under the U.S. Securities Act on February 14, 2025. The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference therein are deemed modified or superseded by the statements made in this Prospectus Supplement and the information incorporated by reference herein. The Company and the Agent have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

The Company and the Agent are not making an offer in respect of the securities described in this Prospectus Supplement in any jurisdiction where such offer is not permitted by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) filed by the Company with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

•	the annual information form of the Company dated June 17, 2025 for the year ended March 31, 2025, filed on SEDAR+ on June 18, 2025 (our “2025 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the years ended March 31, 2025 and 2024, together with the reports of our independent registered public accounting firms thereon (including the attestation report on the effectiveness of our internal control over financial reporting), filed on SEDAR+ on June 18, 2025 (our “Annual Financial Statements”);

•	the management’s discussion and analysis of financial condition and results of operations for the years ended March 31, 2025 and 2024, filed on SEDAR+ on June 18, 2025 (our “2025 Annual MD&A”);

•

the unaudited interim condensed consolidated financial statements of the Company, and the notes thereto for the three and nine months ended December 31, 2025 and 2024, filed on SEDAR+ on February 4, 2026 (our “Interim Financial Statements”);

•

the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended December 31, 2025 and 2024, filed on SEDAR+ on February 4, 2026 (our “Interim MD&A”); and

•

the management information circular of the Company dated June 26, 2025, distributed in connection with the Company’s annual general and special meeting of shareholders held on August 8, 2025, filed on SEDAR+ on July 9, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by us with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

When new documents of the type referred to in the paragraph above are filed by the Company with the commissions or similar regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement only for the purposes of the Offering. These documents will be available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement, other information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Information contained on the Company’s website, www.auroramj.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Aurora Cannabis Inc., 2207 90B St. SW, Edmonton, Alberta, Canada T6X 1V8 (Telephone: 1-855-279-4652) Attn: Corporate Secretary. These documents are also available electronically from the website of the Canadian Securities Administrators at www.sedarplus.ca (“SEDAR+”) and from the SEC’s EDGAR (as defined below) database at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Securities Offered	Common Shares having an aggregate offering price of up to US$100,000,000.

Agent	TD Securities (USA) LLC

Plan of Distribution	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Base Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq, or such other existing trading markets for the Common Shares in the United States at the time of such sales, at market prices, or as otherwise agreed upon by the Company and the Agent. See “Plan of Distribution”.

Use of Proceeds

The net proceeds to be received by the Company from the sale of the Offered Shares are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable Commission payable to the Agent under the Sales Agreement and the expenses of the distribution. The gross proceeds of the Offering will be up to U.S.$100,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares.

The Company intends to use the net proceeds from the Offering, if any, for strategic and accretive purposes, including, but not limited to, for increased cultivation capacity and M&A.

See “Use of Proceeds”.

Risk Factors	Investing in the Offered Shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled “Risk Factors” in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing	The Company has applied to list the Offered Shares qualified for distribution by this Prospectus Supplement on the TSX and provided the required notification to Nasdaq. Listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX.

Trading symbols	TSX: ACB Nasdaq: ACB FSE: 21P

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement. As the Offered Shares will not be offered or sold in Canada on the TSX or any other trading markets in Canada, the Company does not anticipate any marketing materials will be filed with the securities commission or similar authority in any of the provinces of Canada, in connection with the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein, contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable U.S. and Canadian securities laws. These forward-looking statements are made as of the date of this Prospectus Supplement, the accompanying Base Prospectus or the applicable document incorporated by reference herein or therein, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Prospectus Supplement and the documents incorporated by reference include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;

•	the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;

•	the Company’s strategy and path to deliver sustained profitability and positive free cash flow;

•	expectations regarding production capacity, costs and yields;

•	the Company’s assessment of strategic alternatives and its ability to identify and execute any strategic transaction;

•	the Company’s strategy, including its evaluation of strategic alternatives and statements made under the heading “Our Strategy” in the documents incorporated by reference, where applicable;

•

statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our 2025 Annual MD&A;

•	future strategic opportunities;

•	future growth opportunities including the expansion into additional international markets;

•	expectations related to the increased legalization of medical and consumer markets, including the United States;

•	the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;

•

the Bevo Agtech Inc. (“Bevo Agtech”) and Bevo Farms Ltd. (“Bevo Farms”) business and expectations for the plant propagation segment, including, but not limited to, the Bevo Transaction (as defined below);

•

the Company’s ability to maintain operations, raise capital and pursue strategic alternatives in light of global macroeconomic factors including inflation, supply chain issues and any current or future impact related to widespread health concerns, pandemics, or epidemics, and other outbreaks of illness;

•	the Company’s Canadian consumer business, including its ability to contribute towards profitability, and plans in Q4 fiscal 2026 to partially exit the Canadian consumer segment;

•	competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;

•	the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;

•	critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;

•	the availability of funds under this Prospectus;

•	the use of proceeds that may be generated from the Offering; and

•	the creation of sustainable, long-term shareholder value.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks and uncertainties include, but are not limited to, the following factors: the Company has a limited operating history and there is no assurance the Company will be able to achieve or maintain profitability; the Company operates in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect its ability to conduct its business; continued volatile global financial and geopolitical conditions may negatively impact the Company; changes in governmental regulation between Canada and trading partners, including the United States, including tariffs, taxes and other trade barriers, may adversely affect the Company’s business, results of operations and financial condition; the ability of the Company, other Bevo Agtech shareholders and Bevo Agtech to satisfy all conditions precedent for closing of the Bevo Transaction; Bevo Agtech’s receipt of necessary third-party approvals to complete the Bevo Transaction, including the consent of Bevo Farms’ lender; costs related to the Bevo Transaction; potential negative financial or operational consequences of the Bevo Transaction being delayed or not being completed; the Company’s Canadian licenses are reliant on its established sites; the failure to maintain its licenses and remain in compliance with regulations could adversely affect the Company’s ability to conduct business; a change in the laws, regulations, and guidelines that impact the business may cause adverse effects on the Company’s operations; the Company competes for market share with a number of competitors and expects even more competitors to enter our market, and many of the Company’s current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company; management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports may be inaccurate; expectations of future results and expenses; management’s estimation that the Company will be able to maintain current SG&A expenditure levels and the SG&A will grow only in proportion to revenue growth may prove incorrect; the yield from cannabis growing operations, product demand, changes in prices of required commodities; the selling prices and the cost of cannabis production may vary based on a number of factors outside of the Company’s control; the Company may not be able to realize its growth targets or successfully manage its growth; the continuance of the Company’s contractual relations with provincial and territorial governments upon which much of the Company’s business depends cannot be guaranteed; the Company’s continued growth and ongoing operations may require additional financing, which may not be available on acceptable terms or at all; any default under the Company’s existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of the Company’s Common Shares; the Company is subject to credit risk; the Company may not be able to successfully develop new products or find a market for their sale; the Company may not have supply continuity given the Company’s asset rationalization initiative; as the cannabis market continues to mature, the Company’s products may become obsolete, less competitive, or less marketable; restrictions on branding and advertising may negatively impact the Company’s ability to attract and retain customers; the cannabis business may be subject to unfavorable publicity or consumer perception, which may adversely affect the market for cannabis products generally and the Company’s products specifically; third parties with whom the Company does business may perceive themselves as being exposed to reputational risk by virtue of their relationship with the Company and may ultimately elect to discontinue their relationships with the Company; there may be unknown health impacts associated with the use of cannabis and cannabis derivative products; the Company may enter into strategic alliances or expand the scope of currently existing relationships with third parties and there are risks associated with such activities; the Company’s success will depend on attracting and retaining key personnel; the Company is dependent on its senior management; future expansion efforts may not be successful; the Company has expanded and intends to further expand its business and operations into jurisdictions outside of Canada, and there are risks associated with doing so; the Company may have challenges in accessing banks and/or financial institutions in jurisdictions where cannabis is not yet federally regulated, which may adversely affect the Company’s growth plans; the business may be affected by political and economic instability and a period of sustained inflation across the markets in which it operates; failure to comply with the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States), as well as the anti-bribery laws of the other nations in which the Company conducts business, could subject the Company to penalties and other adverse consequences; the Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities; the Company may be subject to uninsured or uninsurable risk; the Company may be subject to product liability claims; the Company’s cannabis products may be subject to recalls for a variety of reasons; the Company is and may become party to litigation, mediation, and/or arbitration from time to time; the transportation of the Company’s products is subject to security risks and disruptions; the Company’s business is subject to the risks inherent in agricultural operations; the Company has in the past, and may in the future, record significant write-downs of its assets; the Company’s operations are subject to various environmental and employee health and safety regulations, compliance with which may affect the Company’s cost of operations; the Company may not be able to protect its intellectual property; the Company may experience breaches of security at its facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws; the Company may be subject to risks related to its information technology systems, including cyber-attacks; the Company may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on its operations; as a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations; management will have substantial discretion concerning the use of proceeds from the Offering and future share sales and financing transactions; there is no assurance the Company will continue to meet the listing standards of Nasdaq and the TSX; the financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention; the Company does not anticipate paying any dividends to the holders of Common Shares in the foreseeable future; and other risks detailed from time to time in the Company’s annual information forms, annual financial statements, MD&A, interim financial statements and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Readers are cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this Prospectus Supplement and the accompanying Base Prospectus under the heading “Risk Factors”, as well as those set out in our 2025 AIF under the heading “Risk Factors” and in our 2025 Annual MD&A and Interim MD&A, each of which documents are incorporated by reference into this Prospectus Supplement. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and assumptions based on data and knowledge of the cannabis industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Prospectus Supplement, the accompanying Base Prospectus and in the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Prospectus Supplement except as otherwise required by applicable law.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

NON-IFRS MEASURES

The information presented in this Prospectus Supplement and the accompanying Base Prospectus, including certain documents incorporated by reference herein and therein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Company believes these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “C$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in our 2025 AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this Prospectus Supplement, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2025 and March 31, 2025 and 2024, as quoted by the Bank of Canada, were as follows:

	Nine-month period ended December 31, 2025	Year ended March 31, 2025	Year ended March 31, 2024
	(expressed in Canadian dollars)
High	$1.4348	$1.4603	$1.3875
Low	$1.3558	$1.3460	$1.3128
Average	$1.3853	$1.3913	$1.3487
Closing	$1.3706	$1.4376	$1.3574

On February 3, 2026, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3652.

OUR BUSINESS

This summary does not contain all the information about the Company that may be important to you. You should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company’s adult-use brand portfolio includes Drift, San Rafael ‘71, Daily Special, Tasty’s, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms, North America’s leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched.

Recent Developments

On February 4, 2026, the Company announced that, beginning in Q4 fiscal 2026, it will begin exiting certain provinces in the lower margin consumer market and will further prioritize the allocation of product and resources to the higher margin global medical cannabis business. Due to the higher sales and marketing costs associated with the consumer channel, this decision is expected to result in lower adjusted SG&A and improved consolidated adjusted gross margins in the coming quarters, with some non-recurring costs impacting cash flow in Q4 FY26.

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo Agtech and Bevo Farms pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo Agtech for preferred shares (the “Bevo Preferred Shares”) of Bevo Agtech (the “Bevo Transaction”). The closing of the Bevo Transaction remains subject to certain conditions, including Bevo Agtech shareholder approval and the consent of Bevo Farms’ lender.

As holder of the Bevo Preferred Shares, Aurora will, among other things, be entitled to an annual 5% dividend on the value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo Agtech cashflow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cashflow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo Agtech liquidation event, including any sale of Bevo Agtech. The remaining eligible Bevo Agtech cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo Agtech. Aurora will also have certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon the closing of the Bevo Transaction, the Aurora-nominated directors will resign from the board of Bevo Agtech and its subsidiaries, and Aurora will no longer have any right to appoint directors. Aurora will retain its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo Agtech will be classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Any impairment losses which may be recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement will be recognized in the consolidated statements of income (loss) and comprehensive income (loss), and the financial results of Bevo, including comparative periods, will be restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo Agtech will no longer be consolidated in Aurora’s financial statements subsequent to the closing of the Bevo Transaction. In addition, on closing of the Bevo Transaction, Aurora will transfer the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.

USE OF PROCEEDS

The net proceeds to be received by the Company from the sale of the Offered Shares are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable Commission payable to the Agent under the Sales Agreement and the expenses of the distribution. The gross proceeds of the Offering will be up to U.S.$100,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering, if any, for strategic and accretive purposes, including, but not limited to, for increased cultivation capacity and M&A.

Although we intend to use the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments, at the discretion of our board of directors and management. See “Risk Factors – Risks Relating to the Offering – The Company has discretion with respect to the use of proceeds from this Offering”.

CONSOLIDATED CAPITALIZATION

As of February 3, 2026, the Company had 56,709,424 Common Shares issued and outstanding. Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since December 31, 2025, being the date of the Interim Financial Statements incorporated by reference in this Prospectus Supplement, other than the issuance of a total of 483,901 Common Shares related to Aurora’s RSU, PSU, DSU and stock option share based compensation programs, as described further below under “Prior Sales”.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company since the year ended March 31, 2025. For details of all Common Shares issued during the year ended March 31, 2025, see the 2025 AIF.

Date of Issuance	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security
7-Apr-2025	Exercise/Release of PSUs	4,214	$—
7-Apr-2025	Exercise/Release of RSUs	3,991	$—
10-Jun-2025	Exercise of Stock Options	3,968	$7.60
25-Jun-2025	Exercise/Release of PSUs	1,240	$—
25-Jun-2025	Exercise/Release of RSUs	3,724	$—
27-Jun-2025	Exercise/Release of RSUs	198,572	$—
18-Jul-2025	Exercise/Release of PSUs	815	$—
18-Jul-2025	Exercise/Release of RSUs	1,902	$—
21-Aug-2025	Exercise/Release of RSUs	10,000	$—
19-Sep-2025	Exercise/Release of RSUs	860	$—
23-Sep-2025	Exercise/Release of RSUs	167,366	$—
1-Oct-2025	Exercise of Stock Options	9,216	$7.60
1-Oct-2025	Exercise of Stock Options	4,790	$7.59
7-Oct-2025	Exercise/Release of PSUs	204	$—
7-Oct-2025	Exercise/Release of RSUs	326	$—
8-Oct-2025	Exercise of Stock Options	39,047	$7.60
8-Oct-2025	Exercise of Stock Options	20,197	$7.59
10-Oct-2025	Release of DSUs	7,293	$—
24-Oct-2025	Exercise/Release of PSUs	204	$—
24-Oct-2025	Exercise/Release of RSUs	332	$—
5-Nov-2025	Exercise/Release of PSUs	1,189	$—
5-Nov-2025	Exercise/Release of RSUs	1,868	$—
21-Nov-2025	Exercise/Release of PSUs	246	$—
21-Nov-2025	Exercise/Release of RSUs	397	$—
28-Nov-2025	Exercise/Release of PSUs	861	$—
28-Nov-2025	Exercise/Release of RSUs	1,079	$—

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company following the year ended March 31, 2025. For details of all securities convertible or exercisable into Common Shares that were issued or granted during the year ended March 31, 2025, see the 2025 AIF.

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
25-Jun-2025	PSU	183,011	$—
25-Jun-2025	RSU	753,398	$—
25-Jun-2025	Stock Options	435,819	$5.90

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX and Nasdaq under the trading symbol “ACB”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of our Common Shares on the TSX and Nasdaq for each of the months (or, if applicable, partial months) indicated during the 12-month period prior to the date of this Prospectus Supplement.

Month	TSX Price Range		Total Volume
	High	Low
February 2025	$9.50	$5.04	19,175,348
March 2025	$7.18	$6.18	9,130,733
April 2025	$6.68	$5.50	11,168,282
May 2024	$7.77	$6.34	8,037,722
June 2025	$8.33	$5.37	12,653,276
July 2025	$6.87	$6.05	8,438,919
August 2025	$7.75	$5.78	20,312,513
September 2025	$8.66	$6.68	14,502,633
October 2025	$8.60	$6.74	16,224,787
November 2025	$6.86	$5.77	8,642,676
December 2025	$7.71	$5.77	16,123,025
January 2026	$6.08	$5.51	9,947,184
February 1 – 3, 2026	$5.55	$5.38	1,564,832

Month	Nasdaq Price Range (in U.S.$)		Total Volume
	High	Low
February 2025	$6.62	$3.46	138,157,466
March 2025	$5.03	$4.30	24,461,576
April 2025	$4.81	$3.88	23,066,355
May 2024	$5.52	$4.59	16,919,194
June 2025	$6.15	$3.91	32,613,413
July 2025	$5.05	$4.30	19,953,492
August 2025	$5.62	$4.21	43,236,527
September 2025	$6.23	$4.83	33,646,071
October 2025	$6.17	$4.81	38,739,825
November 2025	$4.88	$4.08	19,592,159
December 2025	$5.57	$4.22	59,062,152
January 2026	$4.43	$4.06	21,366,132
February 1 – 3, 2026	$4.06	$3.92	3,073,366

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value. For a description of the terms and provisions of the Common Shares, see “Description of Securities Being Distributed – Common Shares” in the Base Prospectus. As of February 3, 2026, there were 56,709,424 Common Shares outstanding.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agent under which the Company may issue and sell from time to time Offered Shares through the Agent, having an aggregate sale price of up to U.S.$100,000,000, in the United States only, pursuant to placement notices delivered by us to the Agent in accordance with the terms of the Sales Agreement.

Sales of the Offered Shares, if any, will be made by the Agent at market prices by any method that is deemed to be an “at-the-market” distribution as defined in NI 44-102, including, without limitation, sales made directly on Nasdaq or on any other trading market for the Common Shares in the United States, or as otherwise agreed between the Agent and us. If authorized by us, the Agent may also sell the Offered Shares in privately negotiated transactions in the United States. The purchase price of the Offered Shares may vary as between purchasers during the term of the Offering. We cannot predict the number of Offered Shares that we may sell under the Sales Agreement on Nasdaq or any other trading market for the Common Shares in the United States, or whether any Offered Shares will be sold. No Offered Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions or otherwise.

The Agent will offer the Offered Shares subject to the terms and conditions of the Sales Agreement from time to time as agreed upon by us and the Agent. We will designate the maximum amount of Offered Shares to be sold through the Agent from time to time. Subject to the terms and conditions of the Sales Agreement, the Agent will use commercially reasonable efforts to sell on our behalf all of the Offered Shares requested to be sold by us. We may instruct the Agent not to sell the Offered Shares if the sales cannot be effected at or above the price designated by us in any such instruction. Under the Sales Agreement, the Agent has no obligation to purchase as principal for its own account any Offered Shares that we propose to sell pursuant to any placement notice delivered by us to the Agent. If authorized by us in writing, the Agent may purchase the Offered Shares as principal. If we sell the Offered Shares to the Agent as principal, we will enter into a separate agreement with the Agent and will describe that agreement in a separate prospectus supplement or free writing prospectus.

The Agent or the Company may suspend the offering of the Offered Shares being made through the Agent under the Sales Agreement upon notice to the other party in writing. We have the right, and the Agent has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time. In addition, the Sales Agreement and the Offering pursuant to the Sales Agreement will terminate upon the issuance and sale of all the Offered Shares subject to the Sales Agreement by the Agent.

The aggregate Commission payable to the Agent as sales agent will be two percent (2%) of the gross sales price of the Offered Shares sold pursuant to the Sales Agreement.

The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the Offered Shares.

The Agent will provide written confirmation to us prior to the opening of trading on Nasdaq or other trading market through which the Offered Shares are sold following each day in which the Offered Shares are sold through it as sales agent under the Sales Agreement. Each confirmation will include the number of Offered Shares sold through it as sales agent on that day, the volume weighted average price of the Offered Shares sold and the net proceeds payable to us as a result of such sales.

We will report the number and average price of the Offered Shares sold through the Agent under the Sales Agreement, the gross proceeds, the Commission paid by us to the Agent in connection with the sales of Offered Shares and the net proceeds from sales in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR+ and EDGAR.

Unless otherwise specified in the applicable placement notice, settlement for sales of the Offered Shares will occur on the next business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

In connection with the sales of the Offered Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the Commission may be deemed to be underwriting commissions or discounts. We have agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act, and to pay certain reasonable expenses of the Agent in connection with the Offering.

Neither the Agent nor any other sales agent for the Offering that we may engage will engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of the Offered Shares pursuant to the Sales Agreement. No agent or dealer involved in the distribution, no affiliate of such an agent or dealer and no person or company acting jointly or in concert with such an agent or dealer has over-allotted, or will over-allot, the Offered Shares in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

If either the Company or the Agent have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the U.S. Exchange Act are not satisfied with respect to the Offered Shares, it shall promptly notify the other party, and the Agent may, at their sole discretion, suspend sales of the Offered Shares under the Sales Agreement.

We have applied to list the Offered Shares for trading on the TSX and provided the required notification to Nasdaq. Listing of the Offered Shares is subject to the Company fulfilling all of the requirements of the TSX.

The Agent and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. See “Relationship between the Company and the Agent”.

The Offered Shares will be offered in the United States through the Agent either directly or through its United States broker-dealer affiliates or agents, as applicable. No Offered Shares will be sold under the Sales Agreement in Canada or on the TSX or any other trading markets in Canada. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Offered Shares. Investors should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting us are set out under the heading “Risk Factors” in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading “Risk Factors” in the 2025 AIF. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial condition, causing an investor to lose all, or part of their investment. Readers are cautioned that the risks referred to herein are not the only ones that could affect the Company. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also have a material adverse effect on its business, results of operations and financial condition.

The Company has discretion with respect to the use of proceeds from this Offering.

Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as its business and the industry the Company addresses evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from the Company’s current expectations. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

There can be no assurances regarding the Company’s ability to achieve or maintain profitability

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. It may be difficult for investors to evaluate our prospects for success, based on our operating history. There is no assurance that we will be successful in achieving profitability or a return on shareholders’ investments and the likelihood of success is uncertain.

Future sales or issuances of Common Shares could decrease the value of any existing Common Shares, dilute voting power of holders of Common Shares and reduce the Company’s earnings per share.

Future issuances of equity securities by the Company could decrease the value of any existing Common Shares, dilute voting power of holders of Common Shares, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult. With any additional sale or issuance of equity securities, holders of Common Shares will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

Except as described under “Plan of Distribution”, the Company may issue additional equity securities, including through the sale of securities convertible into, or exchangeable for, Common Shares and under the Company’s current equity incentive plans. In addition, the Company may issue Common Shares to finance its operations or future acquisitions. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of cannabis companies, including the Company, have historically been, and may in the future be, subject to large fluctuations. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as announcements by the Company, its competitors, governmental authorities or others and the public’s reaction to such announcements, the Company’s operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the cannabis industry, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”, among other things, can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of cannabis companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a corporation’s securities, securities class-action litigation could be instituted. Litigation of this type, if instituted, could result in substantial costs and the diversion of management’s attention and resources.

There is no certainty regarding the net proceeds to the Company from the Offering.

There is no certainty that US$100,000,000 will be raised under the Offering. The Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, price, and number of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of sales being made at prices lower than the price they paid.

There is no guarantee that the Company will provide a positive return on investment

There is no guarantee that an investment in Offered Shares will earn any positive return in the short or long term. A purchase of Offered Shares is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks, who have no need for immediate liquidity in their investment and who have the financial capacity to absorb a loss of some or all of their investment.

We may be a passive foreign investment company, or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. investors.

The Company does not believe that it was a PFIC for the years ended March 31, 2024, March 31, 2025, or the nine-month fiscal period ended December 31, 2025. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Prospectus Supplement captioned “Material U.S. Federal Income Tax Considerations”) of our Common Shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. See “Material U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

The Company may not be able to consummate the Bevo Transaction.

The Company, Bevo Agtech, Bevo Farms and the other Bevo Agtech shareholders may not be able to satisfy all conditions precedent for closing of the Bevo Transaction, including Bevo Agtech shareholder approval and the consent of Bevo Farms’ lender. The Bevo Transaction is also subject to other risks, including risks related to transaction costs and potential negative financial or operational consequences should it be delayed or not completed at all. There is no guarantee that the Bevo Transaction will be completed on the terms agreed to, or at all. In light of the previously disclosed non-compliance by Bevo Farms with a certain financial covenant in its credit facility as at September 30, 2025 and June 30, 2025, and Bevo Farms’ continued non-compliance with such covenant as at December 31, 2025, if the Company is unable to complete the Bevo Transaction, or an alternative refinancing or restructuring of Bevo Agtech, or otherwise dispose of its interest in Bevo Agtech, Bevo Farms may continue to face the liquidity issues it has faced in the past and may continue to be in non-compliance with its financial covenants. Such non-compliance could result in default under Bevo Farms’ credit facilities and insolvency, which could have a negative impact on the Company’s consolidated results of operations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for purposes of the Tax Act and at all relevant times, (i) holds Offered Shares as capital property, (ii) deals at arm’s length with the Company and the Agent, and (iii) is not affiliated with the Company or the Agent. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, the Offered Shares will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only addresses such Non-Resident Holders. This summary does not apply to (i) a holder (including a Non-Resident Holder) that has entered into or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (within the meaning of the Tax Act) with respect to Offered Shares, (ii) a holder that is an insurer carrying on business in Canada and elsewhere, or (iii) any other holder of special status or in special circumstances. All such holders should consult their own tax advisors with respect to an investment in Offered Shares. In addition, this summary does not address the deductibility of interest on money borrowed to acquire Offered Shares, and affected holders should consult their own tax advisors in this regard.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the tax consequences (under any jurisdiction) to any holder are made. Consequently, all holders (including Non-Resident Holders) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

Non-Resident Holders are required to compute their income and gains for Canadian tax purposes in Canadian dollars. Therefore, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada for the date such amounts arise or such other rate of exchange as is acceptable to the CRA.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are generally subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Non-Resident Holders should consult their own tax advisors in this regard. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend (herein, a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless such Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; AND (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under certain other provisions of the Tax Act.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF OFFERED SHARES. ALL HOLDERS (INCLUDING NON-RESIDENT HOLDERS) SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder, as defined below, that acquires the Offered Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own 10 percent or more of the total combined voting power of all classes of Company stock entitled to vote or 10 percent or more of the total value of shares of all classes of Company stock. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired the Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to an alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or foreign laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of the Offered Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity (including an entity classified as a partnership or an S corporation for U.S. federal income tax purposes) is a beneficial owner of the Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, the Company does not believe that it was a PFIC for the years ended March 31, 2024, March 31, 2025, or the nine-month fiscal period ended December 31, 2025. This discussion assumes that the Company is not a PFIC, as discussed below under “Passive Foreign Investment Company Considerations”.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Offered Shares. Prospective purchasers are urged to also review the discussion concerning Canadian tax considerations above under “Certain Canadian Income Tax Considerations”.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation provided certain holding periods and other conditions are satisfied. If the requirements for such reduced rates are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Company believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Company’s Offered Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that the Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates and to additional rules described below under “Passive Foreign Investment Company Considerations”.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Offered Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. For non-corporate U.S. Holders, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Company does not believe that it was a PFIC for the years ended March 31, 2024, March 31, 2025, or the nine-month fiscal period ended December 31, 2025. The determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Company’s classification. Accordingly, it is possible that the Company may be classified as a PFIC in a past year, in its current taxable year, or in future years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds the Offered Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds the Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” even if the Company does not make distributions. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Offered Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares rateably over its holding period for the Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. If the Company were classified as a PFIC, such U.S. Holders would generally be required to file IRS Form 8621.

If the Company were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of the Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in the Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in the Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above would be mitigated if a U.S. Holder elected to treat the Company as a “qualified electing fund” or “QEF” by making a timely and valid QEF election (if eligible to do so) in the first taxable year in which such U.S. Holder held (or was deemed to hold) Offered Shares and the Company is classified as a PFIC. Generally, a QEF election should be made on or before the due date for filing such U.S. Holder’s U.S. federal income tax return for such taxable year. An election with respect to Offered Shares to treat the Company as a QEF will not be available, however, if the Company does not expect to furnish PFIC Annual Information Statements or otherwise provide the information necessary to make such an election. There can be no assurance that the Company will provide to a U.S. Holder the necessary information in order to enable such U.S. Holder to make and maintain a QEF Election. There is also no assurance that the Company will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. U.S. Holders are urged to consult their own tax advisors regarding the manner and consequences of making a QEF election.

As discussed above in “Distributions”, notwithstanding any election made with respect to the Offered Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Offered Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time.

If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicate Tax on Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to timely provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds the thresholds based on the U.S. federal income tax filing status of the U.S. Holders. U.S. Holders holding such assets which exceed the applicable threshold must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold Offered Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OFFERED SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Miguel Martin, the Chief Executive Officer and a director of the Company, and Simona King, the Chief Financial Officer of the Company, reside outside of Canada. Each of Miguel Martin and Simona King has appointed the Company, at its head office located at 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by Stikeman Elliott LLP, as to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters of United States law. In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Agent by Skadden, Arps, Slate, Meagher & Flom LLP as to matters of United States law.

As at the date of this Prospectus Supplement, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly and indirectly, less than 1% of any class of our issued and outstanding securities or securities of our affiliates or associates.

AUDITORS AND TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company are Ernst & Young LLP, Chartered Professional Accountants. Ernst & Young LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the SEC and PCAOB.

The former auditors of the Company are KPMG LLP, Chartered Professional Accountants. KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

RELATIONSHIP BETWEEN THE COMPANY AND THE AGENT

The Agent and its affiliates have, from time to time, performed, and/or in the future may perform, commercial and investment banking and advisory services for the Company for which they have received or will receive customary fees and expenses. The Agent may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

The Agent will derive no direct benefit from the Offering other than the Commission.

ADDITIONAL INFORMATION

The Company has filed the Registration Statement with the SEC. This Prospectus Supplement and the accompanying Base Prospectus, which constitute part of the Registration Statement, together do not contain all of the information set forth in the Registration Statement or the accompanying exhibits and schedules, as certain items that are not included in the Prospectus are included in the Registration Statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered in the Prospectus, see the Registration Statement and the accompanying exhibits and schedules. Statements contained in the Prospectus Supplement and Base Prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved. Such contracts, agreements, or other documents are or will also be filed by the Company on SEDAR+ at www.sedarplus.ca in accordance with applicable Canadian securities laws.

We are subject to the informational reporting requirements of the U.S. Exchange Act as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, we are required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, as of the date hereof, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the U.S. Exchange Act.

The Company files annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

•	the annual information form;

•	management’s annual discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

•	other information specified by the Form 40-F.

As a foreign private issuer, the Company is required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and Nasdaq; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedarplus.ca.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Other than Miguel Martin and Simona King, all of our directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Base Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Offered Shares under this Prospectus Supplement and the accompanying Base Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents referred to in the Base Prospectus, the following documents have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Base Prospectus;

(ii)	the consent of Ernst & Young LLP and KPMG LLP; and

(iii)	the Sales Agreement between the Company and the Agent.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	February 14, 2025

AURORA CANNABIS INC.

U.S.$250,000,000

Common Shares

Warrants

Options

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”), options (the “Options”), subscription receipts (the “Subscription Receipts”), debt securities (the “Debt Securities”), or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Aurora Cannabis Inc. (the “Company” or “Aurora”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to U.S.$250,000,000. The Securities may be offered in amounts and at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

i

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants or Options, the number of Warrants or Options offered, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants or Options, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants or Options are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Options, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Aurora with respect to the payment of the principal, premium, if any, and interest on the Debt Securities. The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor. For a more detailed description of the Debt Securities that may be offered, see “Description of Securities – Debt Securities – Guarantees”, below.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that is required to be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. This Prospectus may qualify an at-the-market distribution through a stock market or stock exchange outside of Canada. In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an at-the-market distribution under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities sold in the at-the-market distribution.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “ACB” and on the Frankfurt Stock Exchange (“FSE”) under the symbol “21P”. The closing price of the Company’s Common Shares on the TSX, Nasdaq and FSE on February 13, 2025 was $9.40 per Common Share, U.S.$6.62 per Common Share and €6.20 per Common Share, respectively. Unless otherwise disclosed in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Options, the Subscription Receipts and the Units will not be listed on any securities exchange. Unless the Securities are disclosed to be listed, there will be no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

All references in this Prospectus to “dollars” or “C$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

Miguel Martin, the Chief Executive Officer and a director of the Company, and Simona King, the Chief Financial Officer of the Company have appointed the Company, at its head office located at 2207 90B St. SW, Edmonton, Alberta, Canada T6X 1V8 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

The corporate head office of the Company is located at 2207 90B St. SW, Edmonton, Alberta, Canada T6X 1V8. The registered office of the Company is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

GENERAL MATTERS

In this Prospectus, “Aurora”, “we”, “us” and “our” refers, collectively, to Aurora Cannabis Inc. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

We are a British Columbia company that is a “reporting issuer” under Canadian securities laws in each of the provinces of Canada. In addition, our Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Common Shares are traded in Canada on the TSX and in the United States on Nasdaq under the symbol “ACB”.

This Prospectus is a base shelf prospectus that:

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we have filed with the securities commissions in each of the provinces of Canada, except Québec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44-102; and

•

forms part of a registration statement on Form F-10 (the “Registration Statement”) that we have or will file with the Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), under the MJDS.

Under this Prospectus, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of U.S.$250,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

The Company currently has an effective base shelf prospectus dated April 27, 2023 (the “Original Base Prospectus”). The Company does not currently have any plans to initiate additional drawdowns under the Original Base Prospectus and intends to withdraw the Original Base Prospectus when this Prospectus becomes effective.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted by law.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus documents that we have filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. You may obtain copies of the documents incorporated herein by reference without charge from Aurora Cannabis Inc., 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8 (Telephone: 1-855-279-4652) Attn: Corporate Secretary. These documents are also available electronically from the website of Canadian Securities Administrators at www.sedarplus.ca (“SEDAR+”) and from the SEC’s EDGAR (as defined below) website at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by us with various securities commissions or similar authorities in the provinces of

Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

•	the annual information form of the Company for the year ended March 31, 2024, dated and filed on SEDAR+ on June 20, 2024 (our “2024 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the year ended March 31, 2024 and nine months ended March 31, 2023, together with the reports of our independent registered public accounting firm thereon, filed on SEDAR+ on June 20, 2024 (the “Annual Financial Statements”);

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the management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2024 and nine months ended March 31, 2023, filed on SEDAR+ on June 20, 2024 (our “2024 Annual MD&A”);

•

the unaudited interim condensed consolidated financial statements of the Company, and the notes thereto for the three and nine months ended December 31, 2024 and 2023, filed on SEDAR+ on February 5, 2025 (our “Interim Financial Statements”);

•

the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended December 31, 2024 and 2023, filed on SEDAR+ on February 5, 2025 (our “Interim MD&A”);

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the management information circular of the Company dated June 26, 2024, distributed in connection with the Company’s annual general and special meeting of shareholders held on August 9, 2024, filed on SEDAR+ on July 9, 2024; and

•	the material change report regarding the Company’s commercial collaboration with Cogent International Manufacturing Inc., dated and filed on SEDAR+ on August 7, 2024; and

•	the material change report regarding the company’s strategic supply agreement with SNDL Inc., dated and filed on SEDAR+ on February 13, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference into this Prospectus.

When new documents of the type referred to in the paragraph above are filed by the Company with the commissions or similar regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer during the currency of this Prospectus, such documents will be deemed to be incorporated by reference in this Prospectus and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, we may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus, any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which may not be based on historical fact. These forward-looking statements are made as of the date of this Prospectus or the applicable document incorporated by reference herein, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-

looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Prospectus and the documents incorporated by reference include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates and grams produced;

•	the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;

•	the Company’s objective to deliver profitability and expectation to achieve positive cash flow from operating activities in future periods;

•	expectations regarding production capacity, costs and yields;

•	statements made under the heading “Our Strategy” in the documents incorporated by reference, where applicable;

•	statements made with respect to the anticipated disposition of legal claims in the documents incorporated by reference, where applicable;

•	the acquisition of Bevo and associated impact on revenue and the creation of long-term value;

•	the acquisition of TerraFarma Inc. (the parent Company of Thrive Cannabis), including the anticipated benefits and impact on the Company’s path to profitability;

•	the acquisition of MedReleaf Australia, including the anticipated benefits and impact on the Company’s path to profitability;

•	future strategic plans and opportunities;

•	growth opportunities including the expansion into additional international markets;

•	expectations related to increased legalization of cannabis in medical and consumer markets, including the United States;

•	the repositioning and improvements in the Company’s consumer business and associated impact on future profitability and access to new global consumer markets as they open;

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competitive advantages and strengths in Canadian and international medical cannabis, scientific leadership, multi-jurisdictional regulatory expertise, compliance, testing, cultivar breeding and product quality;

•	product portfolio and innovation, and associated revenue growth and impact on future long-term success;

•	licensing of genetic innovations to other licensed producers and associated impact on revenue growth;

•	expectations regarding biosynthetic production and associated intellectual property; and

•	other risks detailed from time to time in the documents incorporated herein by reference, and those risks which are discussed under the heading “Risk Factors” in this Prospectus.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to: there is no assurance the Company will be able to achieve or maintain profitability; the Company operates in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect its ability to conduct its business; the timing, magnitude and duration of new or increased tariffs imposed on goods imported from Canada into the United States; the Company’s Canadian licenses are reliant on its established sites; the failure to maintain its licenses and remain in compliance with regulations could adversely affect the Company’s ability to conduct business; a change in the laws, regulations, and guidelines that impact the business may cause adverse effects on the Company’s operations; the Company competes for market share with a number of competitors and expects even more competitors to enter our market, and many of the Company’s current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company; management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports are accurate; expectations of future results and expenses; management’s estimation that the Company will be able to maintain current SG&A expenditure levels and the SG&A will grow only in proportion to revenue growth, the yield from cannabis growing operations, product demand, changes in prices of required commodities; the selling prices and the cost of cannabis production may vary based on a number of factors outside of the Company’s control; the Company may not be able to realize our growth targets or successfully manage our growth; the continuance of our contractual relations with provincial and territorial governments upon which much of the Company’s business depends cannot be guaranteed; the Company’s continued growth and ongoing operations may require additional financing, which may not be available on acceptable terms or at all; any default under the Company’s existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of the Company’s Common Shares; the Company is subject to credit risk; the Company may not be able to successfully develop new products or find a market for their sale; the Company may not have supply continuity given the Company’s asset rationalization initiative; as the cannabis market continues to mature, the Company’s products may become obsolete, less competitive, or less marketable; restrictions on branding and advertising may negatively impact the Company’s ability to attract and retain customers; the cannabis business may be subject to unfavorable publicity or consumer perception, which may adversely affect the market for cannabis products generally and the Company’s products specifically; third parties with whom the Company does business may perceive themselves as being exposed to reputational risk by virtue of their relationship with the Company and may ultimately elect to discontinue their relationships with the Company; there may be unknown health impacts associated with the use of cannabis and cannabis derivative products; the Company may enter into strategic alliances or expand the scope of currently existing relationships with third parties and there are risks associated with such activities; the Company’s success will depend on attracting and retaining key personnel; the Company is dependent on its senior management; future expansion efforts may not be successful; the Company has expanded and intends to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so; the Company may have challenges in accessing banks and/or financial institutions in jurisdictions where cannabis is not yet federally regulated, which may adversely affect the Company’s growth plans; the business may be affected by political and economic instability and a period of sustained inflation across the markets in which it operates; failure to comply with the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States), as well as the anti-bribery laws of the other nations in which the Company conducts business, could subject the Company to penalties and other adverse consequences; the Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities; the Company may be subject to uninsured or uninsurable risk; the Company may be subject to product liability claims; the Company’s cannabis products may be subject to recalls for a variety of reasons; the Company is and may become party to litigation, mediation, and/or arbitration from time to time; the transportation of the Company’s products is subject to security risks and disruptions; the Company’s business is subject to the risks inherent in agricultural operations; the Company has in the past, and may in the future, record significant write-downs of its assets; the Company’s operations are subject to various environmental and employee health and safety regulations, compliance with which may affect the Company’s cost of operations; the Company may not be able to protect our intellectual property; the Company may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws; the Company may be subject to risks related to our information technology systems, including cyber-attacks; the Company may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on its operations; as a holding company,

Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations; management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions; there is no assurance the Company will regain and/or continue to meet the listing standards of Nasdaq and the TSX; the financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention; the Company does not anticipate paying any dividends to the holders of Common Shares in the foreseeable future; and other risks detailed from time to time in our annual information forms, annual financial statements, MD&A, interim financial statements and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Readers are cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this Prospectus under the heading “Risk Factors”, as well as those set out in our 2024 AIF under the heading “Risk Factors” and in our 2024 Annual MD&A and Interim MD&A, each of which documents are incorporated by reference into this Prospectus. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Prospectus except as otherwise required by applicable law.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements and other financial information included or incorporated by reference in this Prospectus may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

NON-IFRS MEASURES

The information presented in this Prospectus, including certain documents incorporated by reference herein, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in our 2024 AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2024, March 31, 2024 and March 31, 2023, as quoted by the Bank of Canada, were as follows:

	Three months ended December 31, 2024	Year ended March 31, 2024	Nine months ended March 31, 2023(1)
	(expressed in Canadian dollars)
High	1.4416	1.3875	1.3856
Low	1.3854	1.3128	1.2753
Average	1.4103	1.3487	1.3384
Closing	1.4389	1.3574	1.3533

(1)	The Company’s fiscal year end was changed from June 30 to March 31 in fiscal 2023.

On February 13, 2025, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = C$1.4242.

OUR BUSINESS

This summary does not contain all the information about the Company that may be important to you. You should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company’s adult- use brand portfolio includes Aurora Drift, San Rafael ’71, Daily Special, Tasty’s, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America’s leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number, or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Information regarding the use of the net proceeds from each offering of the Securities will be set forth in the Prospectus Supplement relating to the offering of the Securities. This information will include the net proceeds to the Company from the sale of the Securities, the use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

During the fiscal year ended March 31, 2024 and the third fiscal quarter ended December 31, 2024, the Company had negative cash flow from operating activities. Although the Company anticipates it will be able to generate positive cash flow from operating activities in the future, the Company cannot guarantee it will have positive cash flow from operating activities in any future period. To the extent that the Company has negative operating cash flow in any future period, current working capital and certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. See “Risk Factors – Risks Related to Future Offerings – Negative Cash Flow from Operations”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

As of February 13, 2025, the Company had 54,884,052 Common Shares issued and outstanding. Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since December 31, 2024, being the date of the Interim Financial Statements incorporated by reference in this Prospectus, other than the issuance of a total of 6,147 Common Shares related to Aurora’s RSU and PSU share based compensation programs as described further below under “Prior Sales”.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX and Nasdaq under the trading symbol “ACB”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of our Common Shares (reflecting the Company’s share consolidation on a 10 to 1 basis completed on February 20, 2024) on the TSX and Nasdaq for each of the months (or, if applicable, partial months) indicated during the 12-month period prior to the date of this Prospectus.

Month	TSX Price Range		Total Volume
	High	Low
February 2024(1)	$4.75	$0.52	19,640,132
March 2024	$6.60	$3.91	30,838,642
April 2024	$12.65	$5.81	80,689,612
May 2024	$10.34	$8.42	36,710,387
June 2024	$8.35	$6.32	12,047,222
July 2024	$8.58	$6.18	20,651,756
August 2024	$9.66	$8.00	18,074,668
September 2024	$8.11	$7.33	8,564,948
October 2024	$8.43	$7.25	10,168,569
November 2024	$8.46	$5.83	11,775,122
December 2024	$6.50	$5.88	7,204,357
January 2025	$6.80	$5.28	7,137,637
February 1-13, 2025	$9.50	$5.04	25,143,262

(1)	On February 20, 2024, the Company completed a share consolidation on a 10 to 1 basis.

Month	Nasdaq Price Range (in U.S.$)		Total Volume
	High	Low
February 2024(1)	$3.47	$0.38	95,852,185
March 2024	$4.86	$2.89	79,865,847
April 2024	$9.23	$4.31	328,049,413
May 2024	$7.61	$6.15	93,272,269
June 2024	$6.09	$4.62	21,900,014
July 2024	$6.25	$4.52	34,031,597
August 2024	$7.05	$5.54	34,171,407
September 2024	$6.08	$5.41	15,044,501
October 2024	$6.10	$5.32	20,346,531
November 2024	$6.11	$4.18	25,302,315
December 2024	$4.63	$4.10	13,859,176
January 2025	$4.70	$3.65	14,397,529
February 1-13, 2025	$6.62	$3.46	118,983,384

(1)	On February 20, 2024, the Company completed a share consolidation on a 10 to 1 basis.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company since the year ended March 31, 2024. For details of all Common Shares issued during the year ended March 31, 2024, see the 2024 AIF.

Date of Issuance	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security
April 4, 2024	RSU Release	2,903	C$	82.20
June 28, 2024	RSU Release	85,904	C$	7.60
June 28, 2024	RSU Release	14,890	C$	85.00
June 28, 2024	RSU Release	27	C$	126.10
July 31, 2024	RSU Release	11,256	C$	7.60
August 16, 2024	Stock Options	20,317	C$	4.11
August 19, 2024	RSU Release	4,010	C$	7.60
August 19, 2024	RSU Release	12,070	C$	18.70
August 19, 2024	RSU Release	578	C$	33.20
August 19, 2024	RSU Release	243	C$	82.20
September 25, 2024	RSU Release	157,814	C$	18.70
September 30, 2024	Stock Options	7,148	C$	4.11
October 1, 2024	RSU Release	11,300	C$	82.20
October 8, 2024	RSU Release	2,903	C$	82.20

Date of Issuance	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security
November 18, 2024	RSU Release	745	C$	19.20
January 20, 2025	PSU Release	441	C$	18.70
January 20, 2025	PSU Release	1,428	C$	7.60
January 20, 2025	RSU Release	688	C$	18.70
January 20, 2025	RSU Release	3,590	C$	7.60

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company following the year ended March 31, 2024. For details of all securities convertible or exercisable into Common Shares that were issued or granted during the year ended March 31, 2024, see the 2024 AIF.

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
September 19, 2024	Options	16,908	$7.91
September 19, 2024	RSU	2,581	N/A
June 24, 2024	Options	732,253	$7.59
June 24, 2024	PSU	130,662	N/A
June 24, 2024	RSU	375,788	N/A

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are considered at-the-market distributions made through the facilities of a stock exchange or stock market outside of Canada, including Nasdaq. A description of such pricing will be disclosed in the applicable Prospectus Supplement. No at-the-market offering as defined in NI 44-102 will be made under this Prospectus in Canada or through the facilities of a stock exchange or stock market in Canada. We may offer different classes of Securities in the same offering, or we may offer different classes of Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If Securities sold pursuant to a Prospectus Supplement are acquired by underwriters for their own account, they may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. In addition, underwriters or agents may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or agents and/or commissions from the purchasers for which they may act as agent. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Warrants, Options, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Options, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Options, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Warrants, Options, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Options, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Options, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Options, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Warrants, Options, Subscription Receipts, Debt Securities or Units.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

The Company has filed an undertaking that it will not distribute specified derivatives or asset-backed securities, as the case may be, that, at the time of distribution, are novel without pre-clearing with the regulator the disclosure to be contained in the shelf prospectus supplement pertaining to the distribution of the novel specified derivatives or asset-backed securities.

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities. The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. To the extent required under applicable law, we will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms a part of the consideration for an acquisition or merger transaction, or unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for sale.

Subject to the foregoing, we may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under the Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. While the terms summarized below will apply generally to any Warrants that the Company may offer under the Prospectus, the Company will describe the material terms and conditions of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement filed in respect of such Warrants. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below. A copy of any warrant indenture governing the terms of Warrants will be filed on SEDAR+, and if applicable, EDGAR, in connection with any offering of Warrants under this Prospectus.

The material terms and conditions of each issue of Warrants will be described in the applicable Prospectus Supplement filed in respect of such Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	if applicable, the identity of the warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	any minimum or maximum subscription amount;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

•	any other material terms or conditions of the Warrants and the Common Shares to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise or the right to vote such underlying securities.

Options

We may issue or grant Options in connection with acquisitions, merger transactions, or to directors, officers employees or consultants, as applicable.

The material terms and conditions applicable to each Option issue will be described in the applicable Prospectus Supplement filed in respect of such Options. This description will include, where applicable:

•	the designation and aggregate number of Options;

•	the price at which the Options will be offered;

•	the currency or currencies in which the Options will be offered;

•	the date on which the right to exercise the Options will commence and the date on which the right will expire;

•	the number of Common Shares that may be issued upon exercise of each Option and the price and currency or currencies in which the Common Shares may be purchased upon exercise of each Option;

•	the date or dates, if any, on or after which the Options and the related securities will be transferable separately;

•	any resale restrictions and vesting criteria related to the Options;

•	any applicable accelerated vesting provisions applicable to the Options;

•	any early termination provisions relating to the Options;

•	any material risk factors relating to such Options and the Common Shares to be issued upon exercise of the Options;

•	any other rights, privileges, restrictions and conditions attaching to the Options and the Common Shares to be issued upon exercise of the Options;

•	material Canadian and United States federal income tax consequences of owning and exercising the Options; and

•	any other material terms or conditions of the Options and the Common Shares to be issued upon exercise of the Options.

Prior to the exercise of any Options, holders of Options will not have any of the voting or other rights applicable to holders of Common Shares.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to the Prospectus. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

In the event we issue Subscription Receipts, we will provide the original purchasers of Subscription Receipts a contractual right of rescission exercisable following the issuance of Common Shares to such purchasers.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

•	the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the subscription receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the “Indenture”), entered into between us and Computershare Trust Company, N.A. (as successor to GLAS Trust Company LLC), as trustee, on May 3, 2019, as amended or supplemented. The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended, and will be filed with the SEC as an exhibit to the Registration Statement. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information. Prospective investors also should refer to the Indenture for a complete description of all terms relating to the Debt Securities. We will file on SEDAR+ and as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any Supplemental Indenture (as defined below) describing the terms and conditions of Debt Securities that we are offering substantially concurrently with the issuance of such Debt Securities.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•

any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

•	whether the payment of principal, interest and premium, if any, on the Debt Securities will be our senior, senior subordinated or subordinated obligations;

•	whether payment of principal, interest and premium, if any, on the Debt Securities will be secured by certain assets of the Company and any applicable guarantors;

•	whether payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

•

the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

•	the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

•

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

•

whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•	whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

•

the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company’s other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

•

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

The Company will file with the trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act.

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the trustee:

•

within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

•

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

•	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

•

the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

•	the entire principal and interest of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•

the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

•

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more supplemental indentures (each, a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

•	evidence its successor under the Indenture;

•	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

•

change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

Unless otherwise provided for in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

If the Debt Securities are offered or sold in the United States or to a U.S. person, then, unless otherwise provided for in the applicable Prospectus Supplement for an offering of Debt Securities, under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The material terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision to purchase any Securities, investors should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described in the 2024 AIF, in the 2024 Annual MD&A and Interim MD&A and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, in the 2024 AIF, in the 2024 Annual MD&A and Interim MD&A, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the 2024 AIF, in the 2024 Annual MD&A and Interim MD&A, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks Related to our Common Shares

The price of our Common Shares historically has been volatile. This volatility may affect the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares.

The market price for our Common Shares on the TSX (after giving effect to the Company’s share consolidation on a 10 to 1 basis completed on February 20, 2024) has varied between a high of $12.65 on April 30, 2024 and a low of $3.91 on March 14, 2024 in the twelve-month period ending on February 13, 2025, and on Nasdaq (after giving effect to the Company’s share consolidation on a 10 to 1 basis completed on February 20, 2024) has varied between a high of U.S.$9.23 on April 30, 2024 and a low of U.S.$2.89 on March 14, 2024 in the same period. This volatility may affect the price at which you could sell our Common Shares, and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “Risks Related to our Business” variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

We may not pay dividends in the future.

We have not paid dividends in the past and do not anticipate paying dividends in the near future. We expect to retain our earnings to finance further growth and, when appropriate, retire debt. Any decision to pay dividends on our Common Shares in the future will be at the discretion of our board of directors (the “Board”) and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in our Common Shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

As of February 13, 2025, we had outstanding approximately 54,884,052 Common Shares and securities exercisable for and convertible into approximately 11,315,008 Common Shares (of which approximately 8,064,858 were exercisable as of that date). The sale or the availability for sale of a large number of our Common Shares in the public market could cause the price of our Common Shares to decline.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of Nasdaq and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on Nasdaq and the TSX. If we fail to comply with listing standards and Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•

a determination that our Common Shares are “penny stock,” which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, Aurora is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of our Common Shares.

Risks Related to Future Offerings

There is no existing trading market for the Warrants, Options, Subscription Receipts, Debt Securities or Units.

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). We may not list the Warrants, Options, Subscription Receipts, Debt Securities or Units on any Canadian or U.S. securities exchange.

Future Sales May Affect the Market Price of the Company’s Common Shares.

In order to finance future operations, we may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. These sales may have an adverse impact on the market price of our Common Shares.

Our management will have substantial discretion concerning the use of proceeds.

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

Negative Cash Flow from Operations

The Company had negative operating cash flows for the fiscal year ended March 31, 2024 and the third fiscal quarter ended December 31, 2024. Although the Company anticipates it will be able to generate positive cash flow from operating activities in the future, the Company cannot guarantee it will have positive cash flow from operating activities in any future period. To the extent that the Company has negative operating cash flow in any future period, certain of the proceeds from any offering may be used to fund such negative cash flow from operating activities. See “Use of Proceeds”.

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the Business Corporations Act (British Columbia) (the “BCBCA”). The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the requirements relating to the solicitation of proxies, consents or authorizations under the Exchange Act;

•	the requirement for insiders to file public reports of their equity ownership and trading activities and liability for “short swing” profits under Section 16 of the Exchange Act; and

•	the selective disclosure rules under Regulation FD.

Under MJDS, we are required to file an annual report on Form 40-F with the SEC at the time our annual information form is filed in Canada. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

AGENT FOR SERVICE OF PROCESS

Miguel Martin, the Chief Executive Officer and a director of the Company, and Simona King, the Chief Financial Officer of the Company, reside outside of Canada. Each of Miguel Martin and Simona King has appointed the Company, at its head office located at 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

KPMG LLP, Chartered Professional Accountants, is the former auditor of the Company and the auditor of the Annual Financial Statements.

KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by (i) Stikeman Elliott LLP, Vancouver, B.C., with respect to matters of Canadian law, and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law. As at the date of this Prospectus, the partners and associates of Stikeman Elliott LLP beneficially own, directly and indirectly, less than 1% of any class of our issued and outstanding securities or securities of our affiliates or associates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, Chartered Professional Accountants was appointed as the new auditor of the Company, effective June 25, 2024. Ernst & Young LLP are the independent accountants of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

ADDITIONAL INFORMATION

We have or will file with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the offering of the Securities. The Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the accompanying exhibits and schedules, as certain items that are not included in the Prospectus are included in the Registration Statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in the Prospectus, we refer you to the Registration Statement and the accompanying exhibits and schedules. Statements contained in the Prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved. Such contracts, agreements, or other documents are or will also be filed by the Company on SEDAR+ at www.sedarplus.ca in accordance with applicable Canadian securities laws.

We are subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, we are required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

•	the annual information form;

•	management’s annual discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

•	other information specified by the Form 40-F.

As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and Nasdaq; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) website at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedarplus.ca.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

(i)	the documents set out under the heading “Documents Incorporated by Reference”;

(ii)	the consents of the Company’s former auditor and legal counsel;

(iii)	the powers of attorney from the directors and certain officers of the Company;

(iv)	the Indenture; and

(v)	the statement of eligibility of Computershare Trust Company, N.A. on Form T-1.

A copy of the form of any warrant indenture or subscription receipt agreement, as applicable, will be filed by incorporation by reference to documents filed with, or furnished to, the SEC under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the BCBCA. Other than Martin Miguel and Simona King, all of our directors and officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have or will file with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.